[Letterhead of Bryan Cave]

May 20, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Attention: Thomas Kluck

Re:	Stifel Financial Corp. Registration Statement on From S-4 Filed April 28, 2010 File No. 333-166355

Dear Mr. Kluck:

We are writing this letter on behalf of Stifel Financial Corp. (the “Company”) in response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated May 17, 2010 regarding the Staff’s review of the above-referenced filing. The Company’s response set forth below corresponds to the comment as numbered in the Staff’s letter. We are enclosing a copy of the Pre-Effective Amendment No. 1 to the registration statement, together with copies which are marked to show the changes from the initial filing.

General

1.	Please amend your filing to include the undertakings required by Item 512(a)(5) and (6) of Regulation S-K.

Response:	The Company has amended the filing to include the undertakings required by Item 512(a)(5) and (6) of Regulation S-K.

* * * * *

Mr. Thomas Kluck

Securities and Exchange Commission

May 20, 2010

If you require any additional information on these issues, or if we can provide you with any other information which will facilitate your continued review of these filings, please advise us at your earliest convenience. You may reach me at (314) 259-2447, Todd M. Kaye at 314-259-2194, or either of us by fax at (314) 259-2020.

Very truly yours,

/s/ Robert J. Endicott

Robert J. Endicott

cc:	Jerard T. Gibson

Securities and Exchange Commission

James M. Zemlyak

Stifel Financial Corp.

Mark P. Fisher

Thomas Weisel Partners Group, Inc.

Scott D. Miller

Sullivan & Cromwell LLP